October 14, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Symantec Corporation
Form 10-K and Form 10-K/A for Fiscal Year Ended April 1, 2011
Filed May 20, 2011 and August 1, 2011, respectively
File No. 000-17781

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated September 15, 2011, from Ms. Kathleen Collins to Mr. Enrique Salem of Symantec Corporation (the “Company”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report.

The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

Form 10-K for Fiscal Year Ended April 1, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

1.	We note from your disclosures on page 4 that you continue to expand your software-as-a-service offerings. In addition, you state on page 12 that a significant portion of your in-period revenue is provided by the ratable recognition of your deferred revenue balance. Please tell us the significance of your subscription revenues to your total revenues. In addition, please describe further the terms of your subscription service offerings. Tell us when you invoice your customers for your subscription arrangements (i.e., up-front, monthly, quarterly, etc.) and clarify whether the deferred revenue balance represents all unearned revenue due from your subscription arrangements. To the extent that you do not invoice for the entire arrangement up-front, then tell us how you considered disclosing the amount of backlog orders (bookings) resulting from your recurring revenue arrangements pursuant to Item 101(c)(viii) of Regulation S-K. In addition, to the extent that revenues recognized from your subscription arrangements are expected to have a significant impact on the variability of your results, tell us your consideration to discuss and analyze changes in your backlog and bookings as part of your MD&A disclosures.

Response:

We regard subscription revenue as revenue from our term-based software licenses, as well as from our software-as-a-service offerings. Currently, this is made up of revenue from our Consumer products and from our Authentication and Hosted services. For the fiscal year ended April 1, 2011, subscription revenue represented approximately 40% of the Company’s total net revenue.

We offer 1-, 2-, and 3- year subscription arrangements, with substantially all of the arrangements sold being 1- year term subscriptions that are billed annually in advance. The standard terms provide for non-cancellable and non-refundable service. Fees generally are due within our standard payment terms.

The deferred revenue balance included in our balance sheet reflects total amounts invoiced, net of revenues recognized prior to the end of the period. The net amount is reported as a current liability with respect to amounts that will be recognized within a year from the date of the balance sheet, and as a non-current liability for amounts that will be recognized beyond a year from the date of the balance sheet.

Deferred revenue does not include amounts to be invoiced in future periods under subscription arrangements for services to be delivered in future periods of the contract term. These amounts would be considered to be “backlog.” Our subscription backlog is estimated to be approximately $11 million and $6 million as of April 1, 2011 and April 2, 2010, representing approximately 0.2% and 0.1% of the Company’s total net revenue for the fiscal years then ended. Accordingly, the Company believes these backlog amounts are immaterial for the periods described in Item 101(c)(viii) of Regulation S-K However, we will continue to monitor the Company’s backlog and in the event that backlog becomes material to aid in an understanding of the Company’s business as a whole, we will include appropriate disclosures. Furthermore, if changes in subscription arrangements are expected to impact the variability of future results in a manner that is not otherwise evident from amounts recorded with respect to these arrangements, we will consider appropriate discussion in MD&A.

Results of Operations, page 35

2.	In your discussions of the results of operations, there are some instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed. For instance, in your discussion of financial results and trends you attribute the growth in your Security and Compliance segment to the revenues associated with your 2011 acquisitions, however, it is unclear what impact these acquisitions had on your fiscal 2011 revenues. In addition, you indicate that your Storage and Server Management segment revenues benefitted from the growth of your information management products, which was offset, in part, by weaker storage management solutions sales. As another example, you state that operating expenses increased in fiscal 2011 due to your fiscal 2011 acquisitions, higher sales commissions and increased costs associated with deployment of your new proprietary eCommerce platform, however, it remains unclear how each of these items impacted your operating expenses. Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as “primarily” in favor of specific quantifications.

Response:

When its operating results reflect material period over period changes in items reported in its financial statements, the Company undertakes to provide a meaningful explanation of the material reasons for these changes, and of material factors offsetting the overall change. The Company identifies any material reason or other factor of which it is aware in a qualitative manner. When the Company has available data that is measurable with sufficient precision to be reported in its public filings, and when it believes that such data will increase a reader’s understanding of the period over period changes, it quantifies the factors that are a material source of, or offset to, the identified period over period changes.

In evaluating the information that is quantified in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), it is important to note that the Company routinely quantifies a significant number of the factors discussed in its MD&A. Revenue is subclassified as Content, subscription and maintenance revenue and License revenue, and Cost of revenue is reported for these two classes, along with the cost attributed to amortization of acquired product rights. Per Regulation S-K item 303, in the MD&A in the 2011 Annual Report on Form 10-K (“Form 10-K”), and in the subsequent Quarterly Report on Form 10-Q, the Company discusses the breakdown of both revenue and operating income by reportable segment. The Company also regularly discloses in its Form 10-K and Form 10-Q filings the revenue recognized from different geographic regions and the impact of foreign currency movements on period-over-period international revenue.

In addition to this regularly provided quantitative information, the Company provides specific quantification where appropriate data is available and where the Company believes such data is meaningful to investors. For example, in the Form 10-K the Company quantified the impact to its results of operations from the loss from the liquidation of certain foreign entities; the impairment of intangible assets; the decrease in cost of revenue as a result of certain acquired product rights becoming fully amortized; tax benefits resulting from the reversal of accrued liabilities and correlative benefits from the Veritas Software tax assessment; the impairment of indefinite-lived tradenames; the impairment of land and buildings classified as held-for-sale; and the impairment of goodwill.

The Company acknowledges that in some instances the period-over-period discussion includes a qualitative description of component changes that are not quantified (including offsetting factors). In these cases the Company has made a determination that the impact of the identified factor is sufficiently evident from the combination of the discussion provided and the related financial statement information, that a quantification of the identified components would not meaningfully enhance a reader’s understanding of the business conditions producing the change or, in fewer cases, that it does not have data measurable with sufficient precision to report in its public filings. By way of example, the Staff comment refers to the fiscal 2011 discussion of the change in revenue for the security and compliance segment not quantifying the impact of the 2011 acquisitions. The Company notes that acquisitions are the sole factor noted for this change, as revenue from acquisitions slightly exceeded the total increase for the period, and the impact of acquisitions was partially offset by other factors that collectively amount to approximately $20 million. The Company determined that quantifying the exact amount of the change attributable to acquisitions would not add meaningfully to an understanding of their effect on the reported results.

Another example cited by the Staff was the discussion of the storage and server management results, where the increase in information management products or the offsetting decrease in storage management products has not been quantitatively disclosed. The Company notes that in this case the change in segment revenue was very insignificant compared to the overall revenues from the segment ($20 million compared to $2.307 billion, or less than 1%), and that the identified components of the change were each 4% or less of segment revenues. In this circumstance, management of the Company concluded that item 303 of Regulation S-K did not require immaterial items to be quantified.

Finally, the Staff comment notes that the discussion of operating expenses (particularly general and administrative expense) refers to fiscal 2011 acquisitions, higher sales commissions and costs associated with the new eCommerce platform, without quantification. The Company does not seek to maintain data with respect to many of the components of operating expenses that is measurable with sufficient precision to report in its public filings. However the Company does have sufficient understanding of these components to discuss them as contributing factors, and it believes that doing so enhances investors’ understanding of the changes in these expenses.

Bearing in mind the Staff’s comment, the Company will continue to be committed to providing meaningful disclosure of significant changes in its operating results, including the quantification of contributing and offsetting factors when appropriate. Further, the Company will identify “primary” causes of changes only when it believes that doing so will not obscure the reader’s ability to understand the source of the change.

Critical Accounting Estimates

Valuation of Goodwill, Intangible Assets and Long-lived Assets, page 30

3.	We note that a one percentage point increase in the discount rate used in your goodwill impairment analysis would have resulted in the fair value of your Security and Compliance reporting unit falling below the carrying value by approximately 5%. Please tell us the discount rate used in your goodwill impairment analysis for this reporting unit and tell us how this rate compares to the rates used for your other reporting units. In addition, tell us the other assumptions used in your analysis for this reporting unit and describe further how changes in such estimates may impact the fair value for the Security and Compliance reporting unit.

Response:

The discount rate used in the goodwill impairment analysis for the Security and Compliance reporting unit was [A1], the same discount rate applied to the analysis of each of the reporting units other than the Services reporting unit. The discount rate used in the goodwill impairment analysis for the Services reporting unit was [A2]. The Services reporting unit is smaller and more volatile than the other reporting units, therefore we use a higher discount rate in light of the higher level of risk.

The other key assumption used in our goodwill impairment analysis for the Security and Compliance reporting unit was the long term growth rate of the reporting unit. The growth rate used was [A3]. With regard to the question of how changes in the growth rate may impact the fair value , we advise the Staff as follows (which discussion assumes no changes to the discount rate used): (1) a 1% decrease in the long term growth rate would not result in a decrease in the fair value below the current carrying value, and (2) a 1.5% decrease in the long term growth rate would result in a decrease in fair value that is approximately 2% below the carrying value of the reporting unit.

The discount and growth rates identified as A1- A3 in the Company’s response to the Staff’s comment 3 are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

Results of Operations

Provision for Income Taxes, page 43

4.	We note that “foreign earnings taxed at less than the federal rate” had a significant impact on your effective tax rate. We further note that substantially all of the foreign earnings were generated by subsidiaries in Ireland and Singapore. Tell us your consideration to include a discussion regarding how potential changes in such countries’ operations may impact your results of operations. Also, tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where the statutory tax rates differ from that of the U.S. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Response:

The Company agrees that a discussion of the effect of foreign tax rates on its effective tax rate is important information to assist readers in understanding the Company’s results of operations. The Company has endeavored to discuss the impact on its effective tax rate of earnings in the jurisdictions in which it conducts operations and believes that it has provided appropriate disclosure regarding this impact. This disclosure includes the discussion under “Risk Factors” of the impact on the provision for income taxes if revenues and income before taxes fluctuate in the various jurisdictions in which the Company operates. Please see, “Our international operations involve risks that could increase our expenses, adversely affect our operating results, and require increased time and attention of our management.”; Our effective tax rate may increase, which could increase our income tax expense and reduce (increase) our net income (loss).” In the MD&A discussion under “Critical Accounting Estimates – Income Taxes,” the Company explains that the provision for income taxes is based on the jurisdictions in which it operates and discusses the relevance of judgments made concerning the reported income by jurisdiction on the overall provision for income taxes. The Company also notes in the discussion in MD&A under “Provision for income taxes” the impact of lower-taxed foreign earnings with a specific acknowledgement that substantially all foreign earnings were generated by subsidiaries in Ireland and Singapore, supplementing Note 12 to the audited financial statements where a full reconciliation of the Company’s effective tax rate to the U.S. statutory rate and the domestic and foreign components of income before income taxes are provided. Further, the Company notes in the discussion in MD&A under “Provision for income taxes” the results of recent U.S. Tax Court litigation concerning the attribution of income between the Company’s U.S. and Irish operations. The Company believes that this disclosure appropriately describes the actual and potential impact on its effective tax rate of business conducted in jurisdictions with differing tax rates.

In light of this comment, the Company will, in its MD&A for future periods, discuss the impact of foreign earnings taxed at different rates than U.S. rates in the period over period discussion of the effective tax rate. By way of example, in the Form 10-K’s MD&A, the Company would provide a paragraph under “Provision for Income Taxes” that discusses the impact on the effective tax rate of foreign earnings and specifically refers readers to the reconciliation contained in Note 12.

Liquidity and Capital Resources, page 44

5.	We note from your disclosures on page 46 that the company has provided U.S. deferred taxes on a portion of your undistributed foreign earnings sufficient to address the incremental U.S. tax that would be due if you needed funds in your U.S. operations. Your disclosures in Note 12 indicate that you have made no provisions for federal or state income taxes on $2.1 billion of cumulative unremitted earnings for certain of your foreign subsidiaries since you plan to permanently reinvest such earnings. Please tell us the total amount of your cumulative unremitted earnings as of April 1, 2011 and tell us your consideration to disclose such amount along with your current disclosures in Note 12. In addition, please clarify whether the entire $1.6 billion of cash, cash equivalents and marketable securities that were held in your foreign subsidiaries, or only a portion thereof, are available to fund domestic operations without providing for additional taxes upon repatriation.

Response:

Cumulative unremitted earnings as of April 1, 2011 totaled $3.6 billion, of which, as disclosed in Note 12, the Company has made no provision for U.S. federal or state income taxes on $2.1 billion. The Company has provided for (but not yet paid) U.S. federal and state income taxes on the remaining $1.5 billion of such earnings, amounting to a $282 million provision which is disclosed in the table of deferred tax assets in Note 12 of the audited financial statements. We confirm that, as disclosed in MD&A under “Liquidity and Capital Resources, Cash Flows,” the entire $1.6 billion of cash, cash equivalents and marketable securities that were held in international subsidiaries are available to fund domestic operations without providing for additional taxes upon repatriation (taking into consideration both capital contributions from the U.S. parent to the international subsidiaries as well as the U.S. taxes provided on the $1.5 billion of unremitted foreign earnings). Where, as here, the Company has provided for U.S. taxes on the full balance of its offshore cash and disclosed this information in its periodic reports, the Company has determined that a further discussion of the amount of cumulative unremitted earnings represents information that would not be material to investors.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 51

6.	We note your statement on page 52 that, “[a] control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.” Please tell us and revise in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:

The disclosure controls and procedures of the Company have been designed to provide reasonable assurance of achieving their objectives, and the principal executive officer and principal financial officer of the Company have concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level. The Company will clarify in future filings that its disclosure controls and procedures are effective at the reasonable assurance level.

Exhibit 10.38

7.	In your exhibit index, you indicate that portions of Exhibit 10.38 have been omitted and have been filed separately with the SEC pursuant to a request for confidential treatment; however, it appears that the confidential treatment order for Exhibit 10.38 expired June 30, 2010. If this exhibit currently qualifies as a material contract pursuant to Item 601 of Regulation S-K, please either file the agreement in its entirety or supplementally file an application to request an extension of the confidential treatment.

Response:

The Company advises the Staff that Exhibit 10.38, which expired on June 30, 2010, did not qualify as a material contract under paragraph (b)(10) of Item 601 of Regulation S-K when the Form 10-K was filed. In future filings, the Company will not list this agreement on its exhibit index.

10-K/A for Fiscal Year Ended April 1, 2011

Part III

Item 11. Executive Compensation

Compensation Discussion and Analysis

Introduction

Roles of Our Compensation Committee, Executive Officers and Consultants in our Compensation Process, page 12

8.	We note that the CEO makes compensation recommendations to the Board of Directors and the Compensation Committee; and from your disclosure on page 15, that the independent members of the Board of Directors review the CEO’s salary without any executives present. Please clarify whether and to what extent the Chief Executive Officer has a role in determining his own compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Response:

The Company advises the Staff that its Chief Executive Officer did not in fiscal 2011 and does not currently play any role in determining his own compensation. The Company will clarify this in future filings if requested by the Staff.

Factors we considered in determining our Compensation Programs, page 13

9.	In your Competitive Market Assessments paragraph, you refer to the compensation committee “and its advisors,” including Mercer. Please tell us whether you used more than one compensation consultant, in addition to Mercer, in determining executive compensation for fiscal year 2010 and, if so, identify each consultant and disclose the scope of the work performed by each.

Response:

The Company advises the Staff that the Compensation Committee did not use more than one compensation consultant, in addition to Mercer, in determining executive compensation for any fiscal years covered by the Form 10-K/A. The Company will clarify this in future filings if requested by the Staff.

Compensation Components

Base Salary, page 15

10.	Your discussion of base salary does not indicate how you determined the base salaries for the named executive officers other than the CEO, discussed on an individualized basis. You indicate that the executive officers, other than the CEO, received a merit increase ranging from 4.8% to 11.1% based on an evaluation of individual role, performance, contribution level, and market compensation position, but do not discuss on an individualized basis, how these factors affected the determination in setting base salary for each named executive officer. Tell us in your response letter, and with a view towards expanded disclosure in future filings, the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions for each executive officer, discussed on an individualized basis.

Response:

In view of the Staff’s comment, in future filings of our annual report on Form 10-K and proxy statement, we will endeavor to provide more individualized disclosure. In keeping with principles-based disclosure requirement of Item 402 of Regulation S-K, in connection with preparing the Compensation Discussion and Analysis section, we assessed the relevant facts and circumstances, including the relatively tight range (as a percentage of prior salary level) of the salary increases, the fact that base salaries had not been raised in three years except in connection with promotions and our improved financial performance, and believed that the disclosure under “Base Salary,” together with the disclosure under “Factors We Consider In Determining Our Compensation Programs—Appropriate Market Positioning,” contained all information about the salary increases that was material. We supplementally advise the Staff that, in making its decisions, the Committee (based on recommendations from our Chief Executive Officer) subjectively reviewed the elements described in the referenced disclosure in light of our company’s financial performance and the three-year pay freeze experienced by our executive officers. Although each of the listed elements was important, the Committee did not assign a specific weight to any element and did not measure individual performance against an objective standard in the evaluation of an executive officer’s base salary, and none of the base salary increases or adjustments could be described as formulaic. In this context, we believe that it would be misleading—implying a level of precision to the salary-setting process that did not exist—to provide to the Staff quantitative and qualitative disclosure of the individual performance and specific contributions of each named executive officer.

Executive Annual Incentive Plan

11.

You state that target award opportunities for your Executive Annual Incentive plans are established by the Compensation Committee using peer group, survey data, and taking into account “other factors.” Tell us what other factors are considered in establishing target award opportunities. Further, although you have identified certain performance objectives used to determine achievement of a business unit performance, your disclosure should address performance objectives on an individualized basis. You indicate that, “in general, business unit performance was above target for each of [your] named executive officers whose award included a business unit performance goal.” Clarify, on an individualized basis, those executive officers whose award included a business unit performance goal.

Response:

The Company hereby confirms that the “other factors” referred to in the Staff’s Comment 11 include considerations such as internal equity and competitive pressures affecting retention. The Company also confirms that, under the Executive Annual Incentive Plan, each of the awards to the named executive officers, other than the Chief Executive Officer, included a business unit performance goal, with a 30% weighting. In addition, all of these goals were designed to incentivize performance in the following four areas: (1) business results; (2) customer and partner loyalty; (3) operational excellence; and (4) employee engagement.

*****

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to me at 650-527-6643 or to Phillip Bullock, Chief Accounting Officer of the Company, at 650-527-6177.

Very truly yours,

/s/ James A. Beer

James A. Beer
Executive Vice President and Chief Financial Officer
Symantec Corporation

cc:	V. Paul Unruh, Chair, Audit Committee of the Board of Directors
Daniel H. Schulman, Chair, Compensation Committee of the Board of Directors
Enrique Salem, President and Chief Executive Officer
Scott Taylor, Executive Vice President, General Counsel and Secretary
Phillip Bullock, Senior Vice President, Finance and Chief Accounting Officer
Jana Barsten, KPMG LLP
Daniel J. Winnike, Fenwick & West LLP